Exhibit 1.4

SPORTS PROPERTIES ACQUISITION CORP.

437 Madison Avenue, 38th Floor

New York, NY 10022

December 29, 2009

RBC CAPITAL MARKETS CORPORATION (successor-in-interest to Ferris, Baker Watts Incorporated)

RBC Plaza

60 S. Sixth St.

Minneapolis, MN 55402-4422

Dear Sirs:

Reference is made to that certain Underwriting Agreement (the “Underwriting Agreement”), dated January 17, 2008, between Sports Properties Acquisition Corp. (the “Company”) and Banc of America Securities LLC (“BAS”), as representative of the several underwriters, including RBC Capital Markets Corporation, successor-in-interest to Ferris, Baker Watts Incorporated (the “Underwriter”) in the Company’s initial public offering (the “IPO”). Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed to them in the Underwriting Agreement. In addition, from and after the date of this letter, the term “Company” shall be deemed to include any successor to the Company.

The Company and Medallion Financial Corp. (the “Sponsor”) are discussing entering into a proposed transaction (the “Transaction”) whereby the Company will, among other things, seek the approval of the Company’s stockholders to amend its amended and restated certificate of incorporation and continue its business as a corporation that acquires, actively manages and leases taxicab medallions, operates, on a selective basis, the taxicab fleets associated with those medallions and provides a range of services to and otherwise participates in the taxi industry. As a condition to the Sponsor’s willingness to enter into the Transaction, the Sponsor has requested that the Underwriter (in its own capacity and not on behalf of the other Underwriters, unless otherwise indicated below) agree as follows: in lieu of the Underwriter’s share of the deferred underwriting discounts and commissions it is entitled to pursuant to Section 3(u) of the Underwriting Agreement, upon the consummation of the Transaction, the Underwriter will receive a fee (the “Transaction Fee”) equal to the product of (x) 1.99% multiplied by (y) the lesser of (A) $2,150,000, and (B) 1.5% multiplied by an amount equal to the difference of (i) the value of the Trust Account on the closing date of the Transaction, less (ii) any amounts paid to the Company’s stockholders with whom the Company enters into forward or other contracts before the close of the Transaction to purchase such stockholders’ shares, less (iii) any amounts paid to stockholders of the Company that vote either for or against the Transaction and demand that the Company convert their shares into cash. Such agreement is subject to and contingent upon the consummation of the Transaction. For the purposes of the Trust Agreement, as amended, the Transaction Fee will be deemed to be the “Contingent Discount” and the procedures governing the payment of any “Contingent Discount” under such Trust Agreement, as amended, will similarly apply to the Transaction Fee.

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Very truly yours,

SPORTS PROPERTIES ACQUISITION CORP.

By:	/s/ Larry D. Hall
Name:	Larry D. Hall
Title:	Chief Financial Officer

ACCEPTED AND AGREED:

RBC CAPITAL MARKETS CORPORATION (successor-in-interest to Ferris,

Baker Watts Incorporated)

By:	/s/ Dean A. Westerhaus
Name:	Dean A. Westerhaus
Title:	Director, RBC Capital Markets Corporation